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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        INFORMATION REQUIRED PURSUANT TO
              RULE 14f-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                DECEMBER 20, 2002
                                -----------------
                                (DATE OF REPORT)


                            RAKO CAPITAL CORPORATION
                            ------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                NEVADA                    0-24633           91-0853320
    (STATE OR OTHER JURISDICTION       (COMMISSION        (IRS EMPLOYER
    OF INCORPORATION)                  FILE NUMBER)     IDENTIFICATION NO.)



                56 W. 400 S. STE. 220, SALT LAKE CITY, UTAH 84101
                -------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                                 (801) 322-3401
                                 --------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)




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This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of RAKO Capital Corporation, a Nevada corporation (the "Company"), as of December 20, 2002 (the "Record Date"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.


BACKGROUND
----------

         The Company has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction.

         On December 18, 2002 (the "Effective Time"), H. Deworth Williams, Jim Ruzicka, and Edward F. Cowle (collectively, the "Stockholders"), of the Company sold an aggregate of 4,619,062 shares of Common Stock owned by such Stockholders (the "Sale"), to Osprey Investments II, Inc., a Florida corporation (the "Purchaser"), pursuant to the terms of a Stock Purchase Agreement (the "Purchase Agreement"), dated as of December 18, 2002, by and among the Company, the Stockholders and the Purchaser which set forth the terms and conditions of the Sale.

         It is currently anticipated, and the Purchase Agreement provides, that the two directors of the Company immediately prior to the Effective Time, Geoffrey Williams and Bobbi Heywood, will continue as directors of the Company until ten days after the date this Information Statement is first mailed to the Company's stockholders (the "Director Transition Date"), at which time they will each resign as a director of the Company and Larry C. Garriott, Gary M. Fuchs, Lisa A. Trammell and O. Lee Capwell (the "Designated Directors") will each be appointed to and will comprise the entire Board of Directors of the Company.


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         On the Record Date, there were 5,025,000 shares of Common Stock issued and outstanding. As of the Record Date, (i) no shares of Common Stock were reserved for issuance pursuant to option grants and (ii) no shares of Common Stock were reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him. The Common Stock is the only capital stock of the Company outstanding.

         The following table sets forth information as of December 18, 2002 with respect to the beneficial ownership of the outstanding shares of Common Stock of the Company immediately following the Sale by (i) each person known by the Company to beneficially own five percent (5%) or more of the outstanding shares of Common Stock; (ii) the Company's officers and directors; (iii) the Company's officers and directors as a group; and (iv) the Designated Directors who will replace the Company's current directors upon the Director Transition Date.



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         As used in the table below, the term "beneficial ownership" means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security. A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date. Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares of Common Stock indicated.


NAME AND ADDRESS OF               SHARES OF COMMON STOCK   PERCENTAGE OF CLASS
BENEFICIAL OWNER                    BENEFICIALLY OWNED     BENEFICIALLY OWNED(1)
--------------------------------------------------------------------------------
Geoffrey Williams*                              0                    0%
  c/o RAKO Capital Corporation
  56 W. 400 S. Ste. 220
  Salt Lake City, Utah 84101

Bobbi Heywood*                                  0                    0%
  5942 South Sultan Circle
  Murray, UT 84107

Larry C. Garriott**                             0                    0%
  c/o Centra Industries, Inc.
  Two North College Avenue
  Fayetteville, AR  72701

Gary M. Fuchs**                                 0                    0%
  c/o Centra Industries, Inc.
  Two North College Avenue
  Fayetteville, AR  72701

Lisa A. Trammell**                              0                    0%
  c/o Centra Industries, Inc.
  Two North College Avenue
  Fayetteville, AR  72701

Randall Carney                                  0                    0%
  c/o Centra Industries, Inc.
  Two North College Avenue
  Fayetteville, AR  72701

O. Lee Capwell**                                0                    0%
  c/o Centra Industries, Inc.
  Two North College Avenue
  Fayetteville, AR  72701

Osprey Investments II, Inc.             4,619,062                 91.9%
  1050 Riverside Avenue
  Jacksonville, FL 32204

All Current Executive Officers
and Directors
As a group (2 persons)                          0                    0%

All Designated Directors
As a group (4 persons)                          0                    0%
------------------------------
*    Indicates current Director.

**   Indicates Designated Director.

(1) Calculated based upon 5,025,000 shares of common stock outstanding as of December 18, 2002.

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CHANGE IN CONTROL

         Pursuant to the terms and conditions of the Purchase Agreement, upon the Effective Time, the Stockholders sold 4,619,062 shares of Common Stock to the Purchaser for an aggregate purchase price of $300,000.

         As a condition to the Sale, there occurred a change in the officers of the Company, which became effective on December 18, 2002, and a change of directors of the Company which will occur. As such, a change in control of the Company has occurred and will occur on the date of the change of directors on the Director Transition Date.


DIRECTORS AND EXECUTIVE OFFICERS AND NOMINEES FOR DIRECTORS

Prior to the Effective Time and the Director Transition Date
------------------------------------------------------------

The following table sets forth as of certain information with respect to the directors and named executive officers of the Company as of the Record Date.


Name                 Age    Position
----                 ---    --------

Geoffrey Williams    33     Chief Executive Officer, President and Director
Bobbi Heywood        31     Principal Accounting Officer, Secretary and Director


GEOFFREY WILLIAMS, Director, President and Chief Executive Officer of the Company since February 1, 2001. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. Mr. Williams attended the University of Utah and California Institute of the Arts.

BOBBI HEYWOOD, Director, Principal Accounting Officer and Secretary of the Company since February 1, 2001. From 2000 to the present, Ms. Heywood has been an office manager with Williams Investments Company in Salt Lake City, Utah. From 1998 to 2000, Ms. Heywood was office manager of Mountain State Tile, a tile company located in Sandy, Utah, and from 1997 to 1998, she was project manager with Scandia Construction, Inc. in St. George,. Utah. Ms. Heywood also worked as an office manager for Silver Spur Painting in St. George, Utah from 1996 to 1997. Ms. Heywood has attended Dixie College in St. George, Utah and Salt Lake Community College.


Executive Officers as of the Effective Time and Designated Directors
--------------------------------------------------------------------

         Set forth below is certain information with respect to the Designated Directors of the Company at the Director Transition Date and officers of the Company as of the Effective Time.


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  Name                 Age   Position
  ----                 ---   --------
  Larry C. Garriott    52    Chairman of the Board of Directors and Director
  Gary M. Fuchs        42    Vice Chairman, Chief Executive Officer and Director
  Lisa A. Trammell     42    Vice President, Chief Operating Officer, Secretary
                             and Director
  Randall Carney       41    Chief Financial Officer
  O. Lee Capwell       44    Chief Administration Officer and Director


LARRY C. GARRIOTT, Chairman of the Board. Mr. Garriott has been the Chairman of the Board of Directors of Centra Industries, Inc. ("Centra") since its inception in 2001. From March 1996 to July, 2001, Mr. Garriott served as President of Midwest Cable Communications of Arkansas, Inc. ("Midwest"), a telecom, energy and municipal infrastructure company primarily engaged in the construction of utility infrastructure. Midwest was formed by Mr. Garriott and his mother, Bonnie Capwell Brooks, in 1992.

GARY M. FUCHS, Vice Chairman, Chief Executive Officer and Director. Mr Fuchs. has been the Chief Executive Officer and a Director of Centra since January 2002, although Mr. Fuchs has worked with Centra on a consulting basis since May 1, 2001. Since January 2000, Mr. Fuchs has served as president of WGS Ventures I and II, a management consulting firm. Since January 1998, Mr. Fuchs served as a principal of Tyrad, Inc., the parent company of Chadbourn Securities, Inc., a boutique investment banking firm. From January 1997 to June 1997 Mr. Fuchs served as president of FNK Capital Management, Inc. From January 1995 to January 1997, Mr. Fuchs served as senior vice presdient of Hobbs Melville Securities, Inc. From March 1992 to June 1997, Mr. Fuchs served as president of GMF Enterprises, Inc. Mr. Fuchs has attended various professional seminars and until joining Centra held SEC Series 7, 63, and 24 Licenses. Mr. Fuchs has extensive international and domestic banking experience and has worked in the finance field for over 20 years.

LISA A. TRAMMELL, Chief Operating Officer, Senior Vice President and Director. Ms. Trammell has been the Chief Operating Officer of Centra since July 2001 and has been a Senior Vice President, and a Director of Centra since its inception in 2001. Ms. Trammell also serves as Secretary to the Board of Directors of Centra. In 1999, Ms. Trammell formed Trammell Directional Boring Inc. in September 1999. From September 1999 to July 2001, Ms. Trammell owned and operated Trammell Directional Boring, Inc. From 1998 to July 2001, Ms. Trammell worked at MidWest. From 1991 to 1998 Ms. Trammell was employed by Wal-Mart, Inc. She last served as an International Buyer's Assistant and has extensive training in accounting, customer service techniques and operational workflows. Ms. Trammell is the sister of Larry Garriott and Lee Capwell and the daughter of Bonnie Capwell Brooks.

RANDALL CARNEY, Chief Financial Officer. Mr. Carney has been the Chief Financial Officer of Centra since September 30, 2002. From January 2001 to September 2002, Mr. Carney served as vice president of business development for National Finance Resource Group, Inc., a company

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providing discount baking services to large companies' nationwide. From December
1997 to December 2000, Mr Carney was the manager of financial accounting for Trans Montaigne, Inc., a publicly traded oil services company. Mr. Carney's background also includes auditing with a nationally recognized accounting firm.

O. LEE CAPWELL, Chief Administration Officer and Director. Mr. Capwell has been the Chief Administration Officer and Director of Centra since its inception in 2001. From March 1997 to July 2001, Mr. Capwell was the Human Resources Manager for Midwest. From March 1999 to July 2001, Mr. Capwell was a 50% owner and President of Smithwell Directional Boring, Inc., which was merged into Midwest on July 27, 2001. On January 12, 2000, Mr. Capwell was convicted of growing a controlled substance in the State of Arkansas. Mr. Capwell denied knowledge of the basis for the charges and was sentenced only to five years' probation. Mr. Capwell is the son of Bonnie Lee Capwell and the brother of Larry Garriott and Lisa Trammell.

         Currently the Board of Directors has no separate audit, nominating or compensation committees and acts as such as an entire Board of Directors.

         There was one regularly scheduled meeting of the Board of Directors held during the year ended December 31, 2002, which meeting was attended by all of the Company's existing directors.


Executive Compensation Of Current Management
--------------------------------------------

         As of the Record Date, the Company was not a party to any employment contracts, or termination of employment or change-in-control arrangements.

         No employee had compensation of more than $100,000 during the last fiscal year. No bonuses, other annual, compensation, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation (as defined in the proxy regulations of the Securities and Exchange Commission) were awarded to, earned by, or paid to the executive officers of the Company during any of the Company's last three fiscal years.

         The Company does not currently pay directors any compensation as a director. The Company is evaluating a directors compensation plan, and plans to implement such plan in the near future.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None of the Company's current directors or Designated Directors or members of its management following the Effective Time owns any Company Common Stock.


COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

         Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, the Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock are required to file certain reports, within specified time periods, indicating their

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holdings of and transactions in the Common Stock. Based solely on a review of such reports provided to the Company and written representations from such persons regarding the necessity to file reports or report transactions in a timely manner during the Company's fiscal year ended December 31, 2002, the Company's officers, directors and 10% shareholders complied with all Section 16(a) filing requirements applicable to such individuals.


LEGAL PROCEEDINGS

         No current officer, director, affiliate or person known to the Company to be the record or beneficial owners of in excess of 5% of the Company's Common Stock, or any person known to be an associate of any of the foregoing is a party adverse to the Company or has a material interest in any material pending legal proceeding.